SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 29, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X           Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release  DEALINGS IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI
                                         LIMITED

ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
(“AngloGold Ashanti”)
ISIN: ZAE000043485 JSE Share code: ANG
DEALINGS IN SECURITIES BY A DIRECTOR AND COMPANY SECRETARY
OF ANGLOGOLD ASHANTI LIMITED
Following the announcement of 30 June 2008 in which it was disclosed that directors had exercised their rights in terms of the AngloGold Ashanti rights offer, the following director and company secretary have subsequently been advised by their respective CSDPs that they have been allotted additional shares in the AngloGold Ashanti rights offer as follows:
Details
R P Edey
L Eatwell
Total additional shares allotted
63
5
Date shares allotted
11 July 2008
11 July 2008
Total purchase price paid at R194 per share
R12,222
R970
Type of interest
Beneficial
Beneficial
The necessary approval was obtained in terms of 3.66.
29 July 2008
JSE Sponsor: UBS
Queries
South Africa
Tel:
Mobile:
E-mail:
Alan Fine (Media) +27 (0) 11 637 6383 +27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637 6813 +27 (0) 82 896 0306
jjones@AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 29, 2008
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary